Exhibit 99.1

Jianpu Technology Inc. Announces US$3 Million Share Repurchase Program, Share Purchase Plan of Directors and Senior Management and Business Update

BEIJING, January 31, 2024 -- Jianpu Technology Inc. (“Jianpu” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that its board of directors (the “Board”) has authorized a share repurchase program, under which the Company may repurchase up to US$3 million of its American depositary shares (“ADSs”) or Class A ordinary shares over the next 12 months.

The Company also announced today that Mr. Daqing (David) Ye, Co-Founder, Chairman and Chief Executive Officer, and Mr. Jiayan Lu, Co-Founder and Director have informed the Company of their plan to use their personal funds to purchase an aggregate of up to US$350,000 of the Company’s ADSs or Class A ordinary shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Mr. Daqing (David) Ye and Mr. Jiayan Lu will make their independent decisions on the share purchases and the terms thereof in accordance with applicable rules and regulations.

Furthermore, as previously reported in the quarterly results, the Company’s performance in the second and third quarters of 2023 demonstrated a general healthy trend, including a relatively lower level of net loss close to approaching breakeven in the second quarter of 2023 and the further efficiency gain mainly attributable to the Company’s continual improvement of operation and cost optimization in the third quarter of 2023. While the financial information for the fourth quarter of 2023 is not yet available, the Company’s management believes that a preliminary review and assessment of the current information indicates that this positive trend may have continued in the fourth quarter of 2023.

This belief is based on a preliminary assessment of the limited information currently available to the Company. The actual results of the fourth quarter of 2023 may differ from this belief. Shareholders and potential investors are advised not to place undue reliance on the information herein.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user's particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
(IR) Liting Lu, E-mail: IR@rong360.com
(PR) Amanda Hu, E-mail: Media@rong360.com
Tel: +86 (10) 6242 7068

Christensen
Suri Cheng, E-mail: suri.cheng@christensencomms.com
Tel: +86 185 0060 8364
Crystal Lai, E-mail: crystal.lai@christensencomms.com
Tel: +852 2232 3907

In US:
Christensen
Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com
Tel: +1 480 353 6648

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